Exhibit 12.1
DELPHI AUTOMOTIVE PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollars in millions)
Income from continuing operations before income taxes and equity income	$1,425	$1,508	$1,615	$1,466	$1,259
Cash dividends received from non-consolidated affiliates and other	(65)	(56)	(60)	(38)	57
Portion of rentals deemed to be interest	32	34	38	36	33
Interest and related charges on debt	229	185	169	182	137
Earnings available for fixed charges	$1,621	$1,671	$1,762	$1,646	$1,486

Fixed charges:
Portion of rentals deemed to be interest	$32	$34	$38	$36	$33
Interest and related charges on debt	229	185	169	182	137
Total fixed charges	$261	$219	$207	$218	$170

Ratio of earnings to fixed charges	6.2	7.6	8.5	7.6	8.7